Exhibit 99.4

Vicinity Motor Corp. Receives Letter of Intent for 100 VMC 1200 EV Trucks from Pioneer Auto Group

Pioneer Auto Group Represents First Major Retail Automotive LOI for Class 3 Electric Trucks

VANCOUVER, BC – October 29, 2021 - Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) (“Vicinity” or the “Company”), a leading North American supplier of commercial electric vehicles, today announced that it has received a letter of intent (“LOI”) from Pioneer Auto Group (“Pioneer”), a leading retail automotive dealer in British Columbia, for 100 VMC 1200 Class 3 Electric Trucks worth approximately CAD $14 million.

Pioneer is a well-respected Canadian dealership group with 17 locations located chiefly throughout British Columbia, Canada. The company has retails over 6,000 vehicles per year. Carries over 1,500 vehicles in its network including Mitsubishi, Honda, Chrysler, Dodge, Jeep and RAM models. The 100 VMC 1200 Class 3 Trucks specified in the LOI are expected to be delivered in 2022, subject to the execution of a dealer agreement, with first orders starting in Q1. The dollar value of the vehicle purchase is approximately CAD $14 million.

“Pioneer is a well-known and highly rated auto dealer with 17 locations across British Columbia, making them an excellent strategic partner to introduce our new Vicinity 1200 medium-duty electric truck throughout the province,” said William Trainer, Founder and CEO of Vicinity Motor Corp. “With a specialty focus on trucks and SUVs, Pioneer will be able to offer an EV alternative for customers interested in a commercial vehicle design for urban environments with a 6,000-pound load capacity, 150-mile estimated range and a popular cab-over design - all at an attractive price.”

“We are seeing strong indicative demand from our continent-wide dealer network and expect to see continued momentum in the months ahead. I look forward to providing further updates on this front to our valued shareholders as appropriate,” concluded Trainer.

Ray Van Empel, President and CEO of Pioneer Auto Group, added “This is a major milestone for our vehicle product line to offer the VMC 1200 popular cab over chassis design with an EV powertrain. VMC is a well-known name in the municipal transit space, and it’s exciting to see their crossover to industrial trucks. We look forward to selling these new VMC 1200 throughout our dealerships.”

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a leading North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a continent-wide dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity™ buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter subsidiary EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the sale of the VMC 1200 Class 3 Electric Trucks to Pioneer, anticipated vehicle deliveries, future sales, completion of its assembly facility in the State of Washington, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the execution of a mutually acceptable dealer agreement with Pioneer, economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.